Free Writing Prospectus
Filed pursuant to Rule 433
Registration No. 333-165579-02

May 19, 2011

Public Service Company of New Hampshire

Pricing Term Sheet

Issuer:	Public Service Company of New Hampshire
Security:	$122,000,000 4.05% First Mortgage Bonds, Series Q, due 2021
Maturity:	June 1, 2021
Coupon:	4.05%
Price to Public:	99.739% of face amount
Yield to Maturity:	4.082%
Spread to Benchmark Treasury:	+88 basis points
Benchmark Treasury:	3.125% due May 15, 2021
Benchmark Treasury Yield:	3.202%
Interest Payment Dates:	June 1 and December 1, commencing December 1, 2011
Redemption Provisions:	Make-whole call at any time prior to March 1, 2021 at a discount rate of Treasury plus 15 basis points and, thereafter at par
Settlement:	May 26, 2011
(T + 5)
CUSIP:	744482 BK5
Ratings:	A3 by Moody’s Investors Service
A- by Standard & Poor’s Ratings Services
A- by Fitch Ratings
Joint Book-Running Managers:	Morgan Stanley & Co. Incorporated
UBS Securities LLC
Co-Managers:	TD Securities (USA) LLC
The Williams Capital Group, L.P.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. Incorporated toll-free at 1-866-718-1649 or UBS Securities LLC toll-free at 877-827-6444 ext. 561-3884.